File Number 082-02819


SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

01 April 2005

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


05007144

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.